

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 25, 2007

Mr. Christopher Turley, Chief Financial Officer
McNab Creek Gold Corp.
Suite 1128, 789 West Pender Street
Vancouver, British Columbia
Canada V6C 1H2

      Re: McNab Creek Gold Corp.
              Form 10-KSB/A for the Fiscal Year Ended March 31, 2006
              Filed August 21, 2006
              File No. 000-50915

Dear Mr. Turley:

      We have reviewed your Form 10-KSB for the fiscal year ended March 31, 2006, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended March 31, 2006

Report of Independent Registered Public Accounting Firm, page 16

1.   Please amend your filing to include the auditors' report for the financial
        statements as at March 31, 2005 and for the year then ended.

2.   We note that the period from February 15, 2001 (date of inception) to March 31,
        2006, is not covered by an audit report. Please determine with your auditor
        whether your auditor can opine on the inception-to-date period. Otherwise, label
        the inception-to-date period as "unaudited".

Changes In and Disagreements with Accountants on Accounting and Financial
Disclosure, page 30

3.   We note that you dismissed your former auditors on March 13, 2006. It appears
        that you did not file an Item 4.01 8-K to announce the change in accountants.
        Please file an Item 4.01 8-K to provide the disclosures set forth in Item 304 of
        Regulation S-B.

Certification

4.   Please remove your titles of, "President, Chief Executive Officer and Chief
        Financial Officer of McNab Creek Gold Corp," from the first line of your
        certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. File
        your certifications as Exhibit 31.1 pursuant to Item 601 of Regulation S-B.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief